DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
8th Floor, Building 64, Jinlong Industry District Majialong
Nanshan District, Shenzhen, PRC
Post Code: 518052

October 30, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Peggy Fisher, Assistant Director
100 F Street, NE
Washington, D.C. 20549-6010
Fax: (202) 772-9218

Diguang International Development Co., Ltd.
Request for Withdrawal of Amendment No. 1 to Form S-1
Filed on October 23, 2006
File No. 333-69270

Ladies and Gentlemen:

On behalf of Diguang International Development Co., Ltd. (the “Company”), we hereby make an application to the Securities and Exchange Commission (the “Commission”) to withdraw our Amendment No. 1 to Form S-1 filed on October 23, 2006 (the “Amendment”) due to the fact that the Amendment was transmitted to and accepted by the Commission on October 23, 2006 under the File Number “333-692700” rather than File Number “333-135061.” The accession number for the filing is 0001144204-06-043196.

The Company intends to immediately re-file the Amendment under File Number 333-135061.

Please call Simon Luk of Heller Ehrman at (852) 2292 2222 with any questions.

This amendment withdrawal is being filed to correct a wrong registration file number inadvertently assigned to the filed S-1/A. The corrected S-1/A will subsequently be filed.

Sincerely,

Diguang International Development Co., Ltd.

/s/ Hong Song
Hong Song
Chief Operating Officer